UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)


                               TELIGENT, INC.
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                              (Name of Issuer)


                           Class A Common Stock,
                          par value $.01 per share
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                       (Title of Class of Securities)


                                87959Y 10 3
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                               (CUSIP Number)


                              Myles P. Berkman
              Chairman, Chief Executive Officer and President
                         The Associated Group, Inc.
                             200 Gateway Towers
                       Pittsburgh, Pennsylvania 15222
                               (412) 281-1907
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              With a copy to:

                            Scott G. Bruce, Esq.
                              General Counsel
                         The Associated Group, Inc.
                           Three Bala Plaza East
                                 Suite 502
                      Bala Cynwyd, Pennsylvania 19004

                                  and to:

                             Kent A. Coit, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                        Boston, Massachusetts 02108


                               March 6, 1998
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          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.





                                SCHEDULE 13D


CUSIP No.   87959Y 10 3
(Class A Common Stock)
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Associated Group, Inc.
       51-0260858
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                    (b)|_|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*
       OO (See Item 3)
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)|_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                        7     SOLE VOTING POWER   (See Item 5)

     NUMBER OF          ----------------------------------------------------
      SHARES            8     SHARED VOTING POWER (See Item 5)
   BENEFICIALLY               21,436,689
     OWNED BY           ----------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER (See Item 5)
     REPORTING
      PERSON            ----------------------------------------------------
       WITH             10    SHARED DISPOSITIVE POWER (See Item 5)
                              21,436,689
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)

               21,436,689
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                   |X|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               72.4%
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  14   TYPE OF REPORTING PERSON*
                HC
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP No.   879594 10 3
(Class A Common Stock)
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Microwave Services, Inc.
       51-0351256
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                    (b)|_|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*
       OO (See Item 3)
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)|_|

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                        7    SOLE VOTING POWER (See Item 5)
     NUMBER OF
      SHARES            ----------------------------------------------------
   BENEFICIALLY         8    SHARED VOTING POWER (See Item 5)
     OWNED BY                21,436,689
       EACH             ----------------------------------------------------
     REPORTING          9    SOLE DISPOSITIVE POWER (See Item 5)
      PERSON
       WITH             ----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER (See Item 5)
                             21,436,689
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                  21,436,689
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                |X|
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               72.4%
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  14   TYPE OF REPORTING PERSON*
                CO
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!




            This amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed by The Associated Group, Inc., a Delaware corporation ("Associated"), and Microwave Services, Inc., a Delaware corporation and a wholly owned subsidiary of Associated ("MSI" and, together with Associated, the "Reporting Persons"), and amends to the extent set forth herein, Items 6 and 7 of a Statement on Schedule 13D dated December 8, 1997, originally filed by the Reporting Persons (the "Existing Schedule 13D"), relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Teligent, Inc., a Delaware corporation (the "Company"). Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the meanings ascribed to such terms in the Existing Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 of the Existing Schedule 13D is hereby amended by adding thereto the following as the penultimate paragraph thereof:

Registration Rights Agreement

            The Company and MSI have entered into a Registration Rights Agreement dated as of March 6, 1998 (the "Registration Rights Agreement"), whereby the Company has granted to MSI certain registration rights substantially similar to those granted to NTTA&T pursuant to a Registration Rights Agreement dated as of September 30, 1997, and to those granted to DSC pursuant to the Members Agreement.

            The Registration Rights Agreement provides that, subject to meeting certain minimum number of shares or anticipated offering price thresholds and to certain holdback periods, MSI may demand registration (each, a "Demand Registration") of the shares of Class A Common Stock into which its shares of Series B-1 Common Stock have been converted or are convertible ("Registrable Securities"), at any time (subject to a maximum of three Demand Registrations in total) commencing six months after November 26, 1997 (the date of consummation of the Company's initial public offering of Class A Common Stock). In addition, the Registration Rights Agreement provides that, subject to certain limitations, MSI may include Registrable Securities in any registration of Common Stock by the Company under the Securities Act (other than on Form S-4 or S-8 under the Securities Act) (each, a "Piggyback Registration"). MSI also has the right, commencing six months after November 26, 1997, subject to certain limitations, to demand that the Company effect a registration on Form S-3 under the Securities Act, if available, (a "Form S-3 Registration") of all or part of its Registrable Securities, so long as the anticipated aggregate offering price for such Registrable Securities is in excess of $10 million.

            Under the Registration Rights Agreement, the Company is required to pay all registration expenses (other than underwriting discounts and commissions and fees and disbursements of counsel of the selling stockholders) with respect to all Demand Registrations and Form S-3 Registrations and up to three Piggyback Registrations. Under the Registration Rights Agreement, the Company is required to indemnify the selling stockholders, and the Company may request as a condition to effecting any registration indemnification from the selling stockholders, against certain liabilities in respect of any registration statement covered by the Registration Rights Agreement.

            The Registration Rights Agreement is included as Exhibit 6 hereto, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.


Item 7.     Material to be Filed as Exhibits.

            Item 7 of the Existing Schedule 13D is hereby amended by adding thereto the following:

            Exhibit 6:        Registration Rights Agreement
                              dated as of March 6, 1998, by and
                              between Teligent, Inc. and
                              Microwave Services, Inc.





                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                THE ASSOCIATED GROUP, INC.


                                By /s/ Myles P. Berkman
                                  --------------------------
                                  Myles P. Berkman
                                  President and Chief
                                    Executive Officer


                                MICROWAVE SERVICES, INC.


                                By /s/ Myles P. Berkman
                                  --------------------------
                                  Myles P. Berkman
                                  Chief Executive Officer


DATE:  March 9, 1998





                               EXHIBIT INDEX
                                                           Sequentially
Exhibit     Description                                    Numbered Page
-------     -----------                                    -------------
    6       Registration Rights Agreement dated
            as of March 6, 1998, by and between
            Teligent, Inc. and Microwave
            Services, Inc.